May 21, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry M. Spirgel

Re:	ADTRAN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
SEC Comment Letter Dated April 24, 2014
File No. 000-24612

Ladies and Gentlemen:

On behalf of our client, ADTRAN, Inc. (“ADTRAN” or the “Company”), we are responding to the letter dated April 24, 2014 (the “Comment Letter”) from Larry M. Spirgel, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the responses to the comments of the Commission staff (the “Staff”) provided to us by ADTRAN. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-K for the Year Ended December 31, 2013

Financial Statements

Note 2 – Business Combinations, page 61

Comment 1.

We note that the pro forma revenues disclosed in the second table on page 61 are but a fraction of the consolidated revenues reported on page 49. Please reconcile these amounts for us and describe for us the pro forma adjustments

United States Securities and Exchange Commission

underlying the supplemental pro forma disclosures. As applicable, please expand your disclosure of supplemental pro forma information for the NSN BBA acquisition as required by ASC 805-10-50h.1, -50h.3 and -50h.4.

Response:

On page 61, we presented revenue and pre-tax loss of the acquired NSN (formerly Nokia Siemens Networks) Broadband Access business (NSN BBA business). The pre-acquisition revenue and pre-tax loss for the periods January 1, 2012 to May 4, 2012 and January 1, 2011 to December 31, 2011 are not included in our consolidated revenue and consolidated pre-tax income on page 49. The amounts presented on page 61 and labeled “supplemental pro forma revenue and pre-tax loss” are only comprised of both pre- and post- acquisition revenue and pre-tax loss related to the NSN BBA business. The components of those amounts are as follows:

NSN BBA business
(In thousands)	2012	2011
Pre-acquisition revenue (excluded from our consolidated revenue)	$51,430	$196,256
Post-acquisition revenue for the period May 4, 2012 to December 31, 2012 (included in our consolidated revenue)	68,170	—

Total revenue for the NSN BBA business	$119,600	$196,256

NSN BBA business
(In thousands)	2012	2011
Pre-acquisition pre-tax loss (excluded from our consolidated pre-tax income)	$(15,059)	$(36,980)
Post-acquisition pre-tax loss for the period May 4, 2012 to December 31, 2012 (included in our consolidated pre-tax income)	(8,562)	—

Total pre-tax loss for the NSN BBA business	$(23,621)	$(36,980)

United States Securities and Exchange Commission

The corrected presentation of supplemental pro forma revenue and pre-tax income of the combined entity (as defined in ASC 805-10-50-2h.2) for the years ended December 31, 2012 and 2011 is as follows:

(In thousands)	2012	2011
Consolidated revenue	$620,614	$717,229
Pre-acquisition revenue of the NSN BBA business	51,430	196,256

Supplemental pro forma revenue of the combined entity	$672,044	$913,485

(In thousands)	2012	2011
Consolidated pre-tax income	$72,965	$206,142
Pre-acquisition pre-tax loss of the NSN BBA business	(15,059)	(36,980)

Supplemental pro forma pre-tax income of the combined entity	$57,906	$169,162

The actual revenue and pre-tax loss of the acquired NSN BBA business in the year of acquisition was disclosed in our 10-K for the year ended December 31, 2012, as required by ASC 805-10-50h.1, and was as follows:

(In thousands)	May 4, 2012 to December 31, 2012
Revenue	$68,170
Pre-tax loss	$(8,562)

United States Securities and Exchange Commission

Since the pre- and post- acquisition revenue and pre-tax loss of the acquired NSN BBA business were presented and there have been no changes in these amounts, we do not believe the presentation correction is material to our previously issued financial statements. We will disclose the corrected total supplemental pro forma revenue and pre-tax income of the combined entity for the years ended December 31, 2012 and 2011 in our 10-K for the year ended December 31, 2014, which were as follows:

(In thousands) (Unaudited)	2012	2011
Pro forma revenue	$672,044	$913,485
Pro forma pre-tax income	$57,906	$169,162
Weighted average exchange rate during the period (EURO/USD)	€1.00/$1.29	€1.00/$1.38

There were no material, non-recurring pro forma adjustments to the historical data that are required to be disclosed in accordance with ASC 805-10-50-2h.4.

* * * *

The Company has separately filed an acknowledgement, as required pursuant to the Comment Letter, simultaneously with the filing of this response.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

TW:dse

cc:	Thomas R. Stanton
James E. Matthews